May 13, 2011

VIA U.S. MAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel L. Gordon
Branch Chief

	Re:	SL Green Realty Corp.
Form 10-K for the year ended December 31, 2010
Filed February 28, 2011
File No. 001-13199

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in your letter, dated May 10, 2011 (the "Comment Letter"), relating to the Annual Report on Form 10-K for the year ended December 31, 2010 (the "Form 10-K") filed by SL Green Realty Corp. (the "Registrant") on February 28, 2011.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italics below.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

1.
We note your response to comment 4 of our comment letter dated April 7, 2011. We continue to believe that the disclosure regarding your leasing activity for the reporting period should be balanced by the per square foot costs of this activity, including tenant improvements and leasing commissions. To the extent you believe that the requested disclosure is unknown and not reasonably available, please provide us a detailed analysis supporting this belief. Alternatively, please provide the requested disclosure in future Exchange Act periodic reports.

420 Lexington Avenue ▪ New York, NY  10170 ▪ (212) 594-2700 ▪ Fax (212) 216-1790

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 13, 2011

The Registrant advises the Staff that it has historically provided tenant improvement costs on a per square foot basis. In future filings, the Registrant will include leasing commissions on a per square foot basis as well.

*           *           *

In accordance with your request, the Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*           *           *

If you have any questions with respect to the foregoing, please contact me at (212) 216-1716 or Andrew Levine, Esq., our General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ James Mead
James Mead
Chief Financial Officer